Exhibit 4.34

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is entered into as of this 17th day of September 2005 by and between:

(1)	GigaMedia Limited, a company organized and existing under the laws of Singapore, with its registered office at 8 Cross Street, #11-00 PWC Building, Singapore 048424 (the “Seller”); and

(2)	Nextbase International Limited, a company organized and existing under the laws of British Virgin Islands, with its registered office at OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the “Purchaser”)

(Each of the Purchaser and the Seller is hereinafter referred to individually a “Party” and collectively, the “Parties”.)

W I T N E S S E T H:

WHEREAS, the Seller owns 9,262,501 shares in G-Music Limited (the “Target Shares”), a company organized and existing under the laws of Cayman Islands, having its registered office at Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands (the “Target Company”), which accounts for 58.58% of the total issued and outstanding shares in the Target Company;

WHEREAS, the Seller intends to sell to the Purchaser and the Purchaser intends to purchase from the Seller the Target Shares pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the covenants and agreements herein contained and intending to be legally bound, the Parties agree as follows:

ARTICLE 1. PURCHASE AND SALE OF THE TARGET SHARES

1.01	Purchase and Sale of the Target Shares. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all the Target Shares.

1.02	Purchase Price. In consideration of the sale and purchase of the Target Shares as provided in Article 1.01 hereof, the aggregate total purchase price for all the Target Shares shall be Five Million One Hundred and Fifty Thousand U.S. Dollars (US$5,150,000) (“ Total Purchase Price”).

ARTICLE 2. THE CLOSING

2.01	The Closing. Subject to the terms and conditions set forth in this Agreement, the completion of the transfer of the Target Shares (the “Closing”) will take place at 10:00 A.M. on September 29, 2005 (the “Closing Date”). In case of a “Force Majeure Event” which prevents either of the Parties from completing the transaction contemplated herein, the Closing Date shall be moved to the day following the day when the Force Majeure Event ceases to exist and such Party shall not be held liable. For the purpose of this Agreement, a Force Majeure Event shall mean strikes, wars, riots, lightning, earthquake, fires, explosions, storms, floods, landslides, washouts, and any other cause or circumstances which is not within the reasonable control of the Party invoking this clause, and not the result of its negligence or lack of due diligence.

2.02	Payment by the Purchaser.

(1)	Upon execution of this Agreement, the Purchaser shall pay the Seller 50% of the Total Purchase Price by delivering two checks payable no later than the Closing Date issued by Gin-Shin Technology Co., Ltd. ( , Uniform No.: 27540037). One of the checks represents 20% of the Total Purchase Price (“Check 1”) and the other check represents 30% of the Total Purchase Price (“Check 2”). Check 1 and Check 2 may be payable in New Taiwan Dollars at the exchange rate of 1:32.93 (i.e., 1 U.S. Dollar exchanges for 32.92 New Taiwan Dollars).

(2)	The Purchaser shall remit the Total Purchase Price to the bank account of the Seller by wire transfer so that the Seller would be able to receive the Total Purchase Price on the Closing Date. The bank account information of the Seller is as follows:

Beneficiary Bank: Chinatrust Commercial Bank Tun Pei Branch

SWIFT CODE: CTCBTWTP

Address: No. 122, Tunhwa North Road, Taipei Taiwan, R.O.C.

Beneficiary Name: GigaMedia Limited

Account No.: 015-14-0008106

(3)	The Seller shall return Check 1 and Check 2 to the Purchaser upon receipt of the Total Purchase Price on the Closing Date.

(4)	In the event that the Purchaser refuses to complete the transaction contemplated herein by the Closing Date, Check 1 shall become nonrefundable and the Seller shall be entitled to cash Check 1. The Seller shall return Check 2 to the Purchaser upon request of the Purchaser. The Seller shall not negotiate with any party other than the Purchaser for the transfer of the Target Shares or the transaction contemplated herein before the Closing Date. In case of a Force Majeure Event which prevents the Purchaser from completing the transaction contemplated herein, the Seller shall not be entitled to cash Check 1, unless the Purchaser refuses to complete the transaction contemplated herein on the day following the day when such Force Majeure Event ceases to exist.

2.03	Deliveries by the Seller. On the Closing Date, upon receipt of the Total Purchase Price in cash, the Seller shall deliver each of the following to the Purchaser in form and substance satisfactory to the Purchaser:

(1)	Share Certificates representing all the Target Shares, together with all necessary documents as required by the Purchaser for registration of share transfer for the Target Shares;

(2)	The board meeting minutes of the Target Company appointing the designees of the Purchaser as the directors of the Target Company; and

(3)	The resignation letters issued by the current directors of the Target Company.

2.04	Price Adjustment.

(1)	By September 23, 2005, the Purchaser shall complete the review of the financial statements of the Target Company and its subsidiaries, including Music King Co., Ltd. and Point Records Co., Ltd. , and notify the Seller of the results. In the event that the net equity value of the Target Shares, on a consolidated basis, as of July 31, 2005 is less than the net equity value, on a consolidated basis, of the Target Shares as of June 30, 2005, and such deficiency exceeds 15% of the Total Purchase Price, the Total Purchase Price payable on the Closing Date shall be reduced by the amount of such deficiency. The Parties hereby agree that no adjustment shall be made in the event that the net equity value, on a consolidated basis, of the Target Shares as of July 31, 2005 is 85% or more of the Total Purchase Price.

(2)	The above financial review shall be conducted in the following manner: (i) Ernst & Young, the Purchaser’s auditor, and Pricewaterhouse Cooper, the Seller’s auditor, shall conduct and complete the financial review and determine by consensus, the difference between the net equity value, on a consolidated basis, of the Target Company as of June 30, 2005 and July 31, 2005 by September 23, 2005; and (ii) In the event that the two auditors are not able to reach consensus by the above deadline, the Parties agree that KPMG shall be the third auditor jointly appointed by both Parties and any determination on such difference made by KPMG prior to the Closing Date shall be final and binding on the Parties. The Parties shall equally share the audit fees charged by KPMG.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES

3.01	The Seller. The Sellers hereby represents and warrants to the Purchaser that:

(1)	It owns the Target Shares registered under its name free and clear of any trusts, liens, pledges, security agreements, options, restrictions, encumbrances or charges of whatever nature, and has full legal right, power and authority to sell, transfer, assign and deliver the Target Shares as provided in this Agreement, and such delivery will convey to the Purchaser lawful, valid, marketable and indefeasible title to the Target Shares, free and clear of any trusts, liens, pledges, security agreement, options, restrictions, encumbrances or charges of whatsoever nature.

(2)	The consummation of the transactions contemplated hereby will not violate any provision of its Articles of Incorporation or be in conflict with any agreement in which the Seller is a party, and this Agreement constitutes the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms.

(3)	The Seller is duly incorporated and validly existing under the laws of Singapore. The Seller has obtained all corporate approvals necessary and appropriate for the valid execution, delivery and performance hereof.

(4)	The financial information that the Seller provides to the Purchaser for the due diligence purpose is accurate, complete and updated.

(5)	The Seller will not cause the Target Company and its subsidiaries to incur any contingent liability or material liability during the period from the execution date of this Agreement to the Closing Date.

3.02	The Purchaser. The Purchaser represents and warrants to the Sellers that:

(1)	The Purchaser is duly incorporated and validly existing under the laws of British Virgin Islands.

(2)	The Purchaser has obtained all corporate approvals necessary and appropriate for the valid execution, delivery and performance hereof. The Purchaser is legally permitted to make the investment hereunder, and this Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

ARTICLE 4. COVENANTS

4.01	Further Assurance.

(1)	The Parties shall take necessary actions to effect the title transfer of the Target Shares, the appointment of new directors of the Target Company, and the amendment of any corporate documents.

(2)	As the Seller is required to consolidate its financial statements with that of the Target Company for the year 2005 in accordance with the relevant laws and accounting rules, the Purchaser hereby agrees to provide with the Seller the financial statements, accounting books, or other financial information of the Target Company for the year 2005, at the request of the Seller on a timely fashion.

ARTICLE 5. INDEMNIFICATION

5.01	Indemnification by the Seller. The Seller hereby agrees to indemnify, defend and hold harmless the Purchaser from and against any and all losses, damages, and expenses against the Purchaser, including reasonable legal fees, in connection with the breach by the Seller of any of the representations and warranties as set forth in Article 3.01 of this Agreement.

5.02	Indemnification by the Purchaser. The Purchaser hereby agrees to indemnify, defend and hold harmless the Seller from and against any and all losses, damages, and expenses against the Seller, including reasonable legal fees, in connection with the breach by the Purchaser of any of the representations and warranties as set forth in Article 3.02 of this Agreement.

ARTICLE 6. CONFIDENTIALITY

6.01	Confidentiality and Non-Disclosure. The Seller and the Purchaser agree to keep confidential the contents of this Agreement and any information in connection with the transaction contemplated herein. Except with the prior written consent of the other Party, neither Party shall disclose the contents of this Agreement or the Parties’ negotiations on the acquisition of the equity interests in the Target Company to any third party; provided, however, that (i) for the purpose of obtaining a necessary permission from the competent authorities and (ii) in a manner conforming to the disclosure and reporting provisions of the applicable laws and regulations, either Party may make limited disclosure to the competent authorities after giving a prior notice to the other Party. This confidentiality obligation shall survive the termination or expiration of this Agreement for a period of one year.

ARTICLE 7. MISCELLANEOUS

7.01	Amendments and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented only by written agreement of all Parties.

7.02	Non-Waiver. Any failure or delay by any Party in exercising any right, power or remedy shall not preclude the further exercise thereof, and every right, power of remedy of the Parties hereto shall continue in full force and effect until such right, power or remedy is specifically waived in writing by the relevant Party.

7.03	Transactional Expenses. Whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof, including without limitation, the fees and expenses of its counsel, accountants and other experts.

7.04	Approvals and Filings. Either Party shall be responsible for obtaining any required prior approval from the applicable competent authorities or making any filings or reporting to the relevant regulatory authorities, including without limitation to stock exchange, that such a Party is required to obtain, file or report under the applicable law concerning the consummation of the transaction contemplated herein.

7.05	Transfer Tax. Each Party shall be individually responsible for its taxes due by reason of the consummation of the transaction contemplated herein, including but not limited to any interest or penalties in respect thereof.

7.06	Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be (i) personally delivered, (ii) transmitted by telecopier (with confirmation by mail, postage prepaid, registered or certified, return receipt requested, or by airmail in the event of mailing for delivery outside of the country in which mailed), or (iii) transmitted by an overnight courier, to the other Party as follows, as elected by the Party giving such notice:

To the Purchaser:

Vondelon International Corp.

6F, No. 39, Kee Hu Road, Taipei 114 Taipei, Taiwan

Attention: Mavis Yu

Fax: 886-2-6600-9082

To the Seller:

GigaMedia Limited

122, Tun Hwa North Road, 14th Floor

Taipei, Taiwan

Republic of China

Attention: Joseph Shea

Fax: +8862-8770-7576

Except as otherwise specified herein, all notices and other communications shall be deemed to have been duly given on the date of receipt. Either Party may change its address for purposes hereof by notice as aforesaid to the other Party.

7.07	Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Party, except that the Purchaser may assign its rights under this Agreement to its affiliates by serving a written notice to the Sellers without the prior consent of the Sellers.

7.08	Governing Law. This Agreement shall be construed, interpreted and governed by the laws of the R.O.C., and the Parties hereby consent to the exclusive jurisdiction of the Taipei District Court for the first instance in any dispute arising hereunder.

7.09	Entire Agreement. This Agreement and the other documents and certificates delivered pursuant to the terms hereof, constitute the entire agreement of the Parties in respect of the transactions contemplated herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the Parties with respect to the transaction contemplated herein.

7.10	Severability. In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any of the other provisions hereof, which shall nevertheless remain in full force and effect, and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

GigaMedia Limited

By:	Joseph Shea
Title:	Executive Vice President

Nextbase International Limited

By:	Mavis Yu
Title:	Chief Financial Officer of Vondelon International Corp. authorized by Nextbase International Limited